UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.

                                 FORM 10-C

               REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                        INTERDEALER QUOTATION SYSTEM

Filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
                   and Rule 13a-17 or 15d-17 thereunder


                        COLUMBIA BANKING SYSTEM, INC.
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               (Exact name of issuer as specified in charter)

      1102 Broadway Plaza, P.O. Box 2156, Tacoma, Washington.   98401-2156
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                  (Address of principal executive offices)

Issuer's telephone number, including area code (253) 305-1900
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                 I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in number of shares outstanding:

1. Title of security      common stock
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2. Number of shares outstanding before the change    5,225,578
                                                  --------------------------
3. Number of shares outstanding after the change     5,486,477
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4. Effective date of change             May 22, 1997
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5. Method of change:  Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, aquisition of stock for treasury, etc.):  Distribution of shares pursuant to 5% stock dividend
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6. Give brief description of transaction:  On April 23, 1997, the Board of
   Directors declared a 5% stock dividend on the shares of common stock issued and outstanding to stockholders of record on May 8, 1997, payable on
   May 22, 1997.
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                           I. CHANGE IN NAME OF ISSUER

1. Name prior to change
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2. Name after change
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3. Effective date of charter amendment changing name
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4. Date of shareholder approval of change, if required
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Date: May 30, 1997                          /s/  A. G. Espe
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                                           A. G. Espe, Chairman and
                                            Chief Executive Officer